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by NYCE.
"The Robinhood of real estate."
— Yahoo Finance
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Build your real estate portfolio for $100.
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Philip Michael · 2nd

I want to create 100,000 millionaires by 2030.

New York, New York, United States · Contact info

NYCE Companies

500+ connections



1 mutual connection: Jonny Price

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Philip Michael Is a Real Estate Entrepreneur on a Mission
Commercial Observer
The developer wants to open CRE investment to more people — and create 100,000...

So last night, myself, Martin (Braithwaite) and Adam David Lynd CPM® were sitting on FaceTime, just shooting the ****, discussing life.

Denmark had just played, defeating Iceland. Dave and I were discussing a deal.

Anyway, it's after the game, we're dissecting stuff, plays. Keeping the edge, staying motivated—"#GOAT Capacity," as we call it....

27 · 2 comments

Super excited to continues. #100

This real-estate nearly $500 mil
businessinsider.co
42 · 11

Experience

CEO, NYCE (the wealth companies)
NYCE Companies · Full-time
Jan 2017 – Present · 4 yrs 7 mos
Greater New York City Area

NYCE is a fintech holding company with subsidiaries in real estate, venture capital, tech and media. Our mission is to help 100K Millennials from underserved communities become millionaires.

- Built a self-funded eight-figure real estate development portfolio since 2017
- Developing luxury smart tech buildings in Philadelphia and NYC Metro
- Launched a Reg. A IPO to partner with Millennials from underserved communities

wealthlab.
3 yrs 7 mos

Editor-in-chief, wealthlab.co
Jan 2018 – Present · 3 yrs 7 mos
New York, United States

wealthlab is a Google News-approved digital media/events affiliate of NYCE. Our mission is to empower and educate 100K+ Millennials with the tools to become self-made millionaires.

- Co-founded wealthlab, sharing stories, tips, tactics and tools to financial freedom ...see more

Host/Producer, #MoneyTalks: Late Nights
Apr 2020 – Present · 1 yr 4 mos
New York, United States

#MoneyTalks: Late Nights is a daily late-night talk show on IGTV/IG Live. The show hosts prominent guests in a chill atmosphere, with a breathtaking backdrop of New York City's East River.

...see more

Bestselling author, Real Estate Wealth Hacking
Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months
Jun 2018 – Present · 3 yrs 2 mos

A step-by-step blueprint for anyone starting out to 10x their net worth through real estate investing. Number 1 new release and two-time bestselling author in two categories.



National Editor/Director, Content Strategy
Bisnow
Aug 2015 – May 2016 · 10 mos
Greater New York City Area

Oversaw the national newsroom, editorial recruitment and native advertising department leading

up to the company's $50M sale:

- Helped double traffic (pageviews)   ...see more


On-air host, SiriusXM, At the Fights
TV/Radio
Jul 2014 – Jul 2015 · 1 yr 1 mo
Greater New York City Area

Co-hosted the largest boxing radio show in the world, alongside Randy Gordon and Gerry Cooney, under the alias "The Shadow." An investigative on-air personality, I broke a number of stories, including significant deaths, fixed fights and economics behind deals.

Skills & endorsements

Content Strategy · 7
Emmanuel Okosisi and 6 connections have given endorsements for this skill

Entrepreneurship · 4
Emmanuel Okosisi and 3 connections have given endorsements for this skill

Critical thinking · 4
Emmanuel Okosisi and 3 connections have given endorsements for this skill

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